EXHIBIT 12.2

Combined Ameren Illinois Company

Pro Forma Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

For the Year Ended December 31, 2009
(Thousands of Dollars, Except Ratios)

	Pro Forma
	Combined Ameren Illinois Company	Combined Ameren Illinois Company, Net(1)
Net income from continuing operations	$243,744	$136,022
Add- Taxes based on income	139,885	79,706

Net income before income taxes	383,629	215,728
Add- fixed charges:
Interest on short-term and long-term debt(2)	161,395	145,229
Estimated interest cost within rental expense	3,797	3,671
Amortization of net debt premium, discount, and expenses	6,317	5,958

Total fixed charges	171,509	154,858

Earnings available for fixed charges	555,138	370,586

Ratio of earnings to fixed charges	3.23	2.39
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	4,336	4,336
Adjustment to pretax basis	2,600	2,600
	6,936	6,936
Combined fixed charges and preferred stock dividend requirements	$178,445	$161,794

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.11	2.29

(1)            This column reflects the removal of AERG’s net assets as a result of the AERG distribution that will occur subsequent to the merger, subject to the receipt of a favorable ruling from the IRS.

(2)            Includes FIN 48 interest expense